

SE 17016707

SEC Mail Processing Section

MAR 03 2017

Washington DC 406

LL- ourB

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Capital Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1501
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Azary (415)948-7994 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis Azary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Capital Global Securities, LLC, as of March 1st, 2017 ~~16~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP/CFO

Title



Notary Public

Pls. see attached Jurat for Notarial Act

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN MATEO }

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2017

by Dennis Azary

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______

R. R. HENRY-PERRIN
Commission # 2106771
Notary Public - California
San Mateo County
My Comm. Expires Apr 13, 2019

OPTIONAL

Description of Attached Document

Title or Type of Document: US Capital Global Securities, LLC

Number of Pages: 19

Document Date: 01 March 2107

Other: Financial Statements & Supplementary Information
Annual Audited Report, Form X-17A-5, Part III

US CAPITAL GLOBAL SECURITIES, LLC

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
US Capital Global Securities, LLC

We have audited the accompanying statement of financial condition of US Capital Global Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of US Capital Global Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Capital Global Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of US Global Capital Securities, LLC's financial statements. The supplemental information is the responsibility of US Capital Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2017

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	14,409
Accounts receivable		5,000
Prepaid Expenses		3,970
Total assets	$	23,379

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	3,531
Total liabilities		3,531
Member's equity:		
Total member's equity		19,848
Total liabilities and member's equity	$	23,379

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

For the period of January 1, 2016 through December 31, 2016

Revenue:		
Advisory fees	$	73,750
Total revenue		73,750
Expenses:		
Accounting expense		13,000
Computer and internet expenses		8,819
Professional fees		49,850
Regulatory fees		6,530
Telephone and communications		3,600
Rent expense		11,160
Insurance expense		690
Miscellaneous		654
Total expenses	$	94,303
Income before provision for income taxes		(20,553)
Provision for income taxes		800
Net loss	$	(21,353)

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period of January 1, 2016 through December 31, 2016

	Shares	Additional Paid-in Capital	Subordinated Equity	Accumulated Earnings(Deficit)	Total
Balance, December 31, 2015	1	$ 65,000	$ 105,000	$ (148,799)	$ 21,201
Net income	-	-		(21,353)	(21,353)
Conversion of Subordination	-	105,000	(105,000)	-	-
Capital Contributions	-	20,000		-	20,000
Balance, December 31, 2016	1	$ 190,000	$	$ (170,152)	$ 19,848

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended of January 1, 2016 through December 31, 2016

Cash flows from operating activities:	
Net income	$ (21,353)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Increase in accounts receivable	(5,000)
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued liabilities	(16,897)
Net cash used in operating activities	(43,250)
Cash flows from financing activities:	
Capital contribution	20,000
Net cash provided by financing activities	20,000
Net decrease in cash and cash equivalents	(23,250)
Cash and cash equivalents, beginning of period	37,659
Cash and cash equivalents, end of period	$ 14,409
Supplementary information:	
California Franchise Tax paid	$ 800

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

US Capital Global Securities, LLC (the "Company"), successor of US Capital Global Securities, Inc., and a subsidiary of US Capital Partners, Inc. (the "Parent"), was formed in November, 2016. The predecessor, US Capital Global Securities, Inc., was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Partners, Inc. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities and Exchange Act of 1933, and provide advisory services to companies seeking to engage in mergers and acquisition activities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2016, the cash balance was held in one bank, and did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.32 to 1 at December 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2016, the ~~Company had net~~ capital as defined of $10,878, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

In order to achieve positive net capital, the Company had capital contributions of $20,000 from its parent, US Capital Partners, Inc. in 2016 (See Note 7).

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal or state income tax liability for the Company at December 31, 2016.

Any profits or losses flow through to the owners, similar to a partnership. The California gross receipts tax was $800 at December 31, 2016.

There is no state income tax liability for the Company at December 31, 2016, and had paid the minimum tax of $800 for 2016.

Both 2015 and 2016 are subject to examination by federal and state tax agencies.

5. Ownership and Related Party Transactions

As indicated in Note 1, US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Partners, Inc. Effective February 26, 2016, and upon FINRA approval, US Capital Partners, Inc assumed all assets and liabilities of US Capital Global Securities, LLC. US Capital Partners, Inc. is owned by Jeffrey Sweeney (75%), CEO of US Capital Partners, Inc. and Charles Towle (25%), CEO of US Capital Global Securities, LLC

6. Expense Sharing Agreement with US Capital Partners, Inc.

The Company has an existing expense sharing agreement with its parent company US Capital Partners, Inc., which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970, paid by automatic payments on the 1st of the month. In connection with the approved transfer as indicated in Note 5, a new expense sharing agreement was entered into between the Company and its parent, US Capital Partners, Inc.

7. Liabilities Subordinated to the Claims to General Creditors (Subordinated Loan)

Effective December 31, 2016, the existing subordination between itself and the parent company, US Capital Partners, Inc. was converted to equity capital. The total amount of the subordination subject to such conversion was $105,000. The subordination was classified as an equity subordination, as the lender was a shareholder (owner) of the Company. The subordination was included in the transfer agreement, and an additional subordination assignment agreement is on file in connection with a change in lenders from US Capital Partners, LLC to US Capital Partners, Inc.

8. Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date on which the financial statements were available to be issued.

Supplementary Information

US CAPITAL GLOBAL SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016

Company equity	$	19,848
Assets not allowed for net capital purposes:		
Accounts receivable		5,000
Prepaid expenses		3,970
Net capital		10,878 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($3,531) or $5,000		5,000
Net capital in excess of requirement	$	5,878
Aggregate indebtedness (total liabilities)	$	3,531 B
Ratio of aggregate indebtedness ($3,531) B to net capital ($10,878) A		.32 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 6,870	$ 6,639	1.03 to 1
Change in accounts payable and accrued liabilities	(3,339)	3,339	
Change in cash	0	900	
Per statements as finalized	$ 3,531	$ 10,878	.32 to 1

US CAPITAL GLOBAL SECURITIES, LLC

SCHEDULE II

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the year ended of January 1, 2016 through December 31, 2016

Balance of subordinated claims at December 31, 2015	$ 105,000
Additional funding	-
Subordination of existing equity	-
Reductions	(105,000)
Balance of subordinated claims at December 31, 2016	$ -


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
US Capital Global Securities, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) US Capital Global Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which US Capital Global Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) US Capital Global Securities, LLC stated that US Capital Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. US Capital Global Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about US Capital Global Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2017

US Capital Global Securities, Inc.'s

Exemption Report

US Capital Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

US Capital Global Securities, LLC

I, Dennis Azary, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Dennis Azary (Feb 28, 2017)

Title: FINOP/CFO

February 28, 2017


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
US Capital Global Securities, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by US Capital Global Securities, LLC and the Securities and Exchange Commission, financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating US Capital Global Securities, LLC's compliance with the applicable instructions of Form SIPC-7. US Capital Global Securities, LLC's, management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for that period, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

US Capital Global Securities, LLC
555 Montgomery Street, Suite 1501
San Francisco, CA 94111

FINRA CRD# 169544
SEC # 8-69375

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary, (415)948-7994

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 184

B. Less payment made with SIPC-6 filed (**exclude interest**) (50)

7/29/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 134

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 134

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Capital Global Securities, LLC
(Name of Corporation, Partnership or other organization)

Dennis Azary
Dennis Azary (Feb 28, 2017)
(Authorized Signature)

Dated the 28 day of February , 20 17 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-16
and ending 12-31-16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $73,750

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and diividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $73,750

2e. General Assessment @ .0025 $184

(to page 1, line 2.A.)